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                                                                     Exhibit 1.1

                            BASF AKTIENGESELLSCHAFT

                            Articles of Association

                              as amended May 1999
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                          CHAPTER 1 GENERAL PROVISIONS

Article 1   Name and Registered Office

            1.    The name of the Company is BASF Aktiengesellschaft.

            2.    The registered office of the Company is at Ludwigshafen am
                  Rhein.

Article 2   Purposes of the Company

            1.    Purposes for which the Company is established are:

                  - activity in the field of chemistry and related branches of science and industry,

                  - the production, processing, sale of and dealing in chemical products of all kinds, in particular petrochemicals and inorganics, fertilizers, industrial and special chemicals, intermediates, plastics, synthetic fibers and fiber intermediates, dyestuffs and finishing products,

                  - the provision of services in the field of health and nutrition, in particular the production, sale of and dealing in pharmaceuticals, crop protection agents, seeds, vitamins, biotechnological products, pharmachemicals and products for animal nutrition and health,

                  - the extraction, production, sale of and dealing in oil, natural gas, mineral oil products and energies,

                  - the development, production and sale of products and the provision of services in the area of environmental technology, in particular in the field of waste and sewage treatment and disposal,

                  - the design, production and sale of technological equipment and plant and the provision of other engineering and design services,
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                        and the carrying out of any other tasks incidental to
                        the activity in said fields or conducive to promoting the same.

            2. The Company is authorized to establish branches both in Germany and abroad, to set up and acquire business undertakings the objectives of which are consistent with, related to or conducive to promoting those under para. 1 hereof, both in Germany and abroad, or to acquire interests therein.

Article 3   Share Capital and Shares

            1. The share capital of the Company amounts to 1,596,916,992.00 euros (in words: one thousand five hundred and ninety-six million nine hundred and sixteen thousand nine hundred and ninety-two euros).

            2. The shares of the Company are shares without denomination. The share capital of the Company is divided into 623,795,700 shares.

            3. The shares shall be made out to bearer. This provision shall, unless a resolution to the contrary is passed, also apply in the event of any capital increase.

            4. The shares of the Company shall be evidenced in individual or collective certificates in accordance with the stipulation of the Board of Executive Directors. The form and content of the share certificates and of the dividend coupons and talons shall be determined by the Board of Executive Directors with the consent of the Supervisory Board.

            5. The shareholder's right to certificated evidence of his holding is excluded.
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            6.    In the event of a capital increase, the rate at which new
                  shares shall participate in profits may be determined in a manner other than provided for in Article 60, Stock Corporation Law.

            7. The Board of Executive Directors is, with the approval of the Supervisory Board, authorized to increase once or in partial amounts the share capital of the Company by the issue of new shares in the amount of up to 500,000,000.00 euros against contributions in cash or in kind (authorized capital) until May 1, 2004. The new shares may be subscribed by a credit institution determined by the Board of Executive Directors, the former undertaking to offer them to the shareholders for subscription (consequential subscription right).

                  The Board of Executive Directors is authorized, with the consent of the Supervisory Board, to exclude the legal subscription right of the shareholders,

                  a) as far as is necessary to grant subscription rights to the bearers of warrants from the bonds indicated in article 3 paragraphs 10 and 11 and to the bearers of options issued within the share option program for executives as presented to the Annual Meeting on April 29, 1999, to the extent to which they would be entitled upon exercising their options,

                  b) to acquire, where appropriate, business undertakings, parts of business undertakings or shares in business undertakings against relinquishment of shares,

                  c) to introduce the Company's shares on a foreign stock exchange, and
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                  d)    for residual amounts.

                        In the event of capital increases against cash contributions up to a maximum amount of 150,000,000.00 euros, the Board of Executive Directors is further authorized to exclude the shareholders' legal subscription right if the issue price of the new shares is not substantially lower than the stock exchange quotation.

                        The Board of Executive Directors is authorized to issue up to 15,000,000 new shares to employees of the Company and to business undertakings associated with the Company. To this extent, the shareholders' legal subscription right is excluded.

            8. The share capital shall be conditionally increased in the amount of up to 7,014.40 euros, divided into 2,740 shares. The increase in the conditional capital shall be limited to the extent to which the former shareholders of Wintershall Aktiengesellschaft make use of their conversion rights in connection with the integration of Wintershall Aktiengesellschaft into BASF Aktiengesellschaft. The shares shall be issued at the ratio of 94.5 shares of the Company for 10 shares of Wintershall Aktiengesellschaft with a nominal value of DM 50.--each. The new shares are entitled to dividend as of the beginning of the financial year in which the conversion is effected.

            9. The share capital shall be conditionally increased in the amount of up to 102,400,000.00 euros, divided into 40,000,000 shares. The increase in the conditional capital shall be limited to the extent to which the holders of warrants from bonds issued by April 1, 2001 by the Company, pursuant to the authorizations given to the Board of Executive Directors on May 9, 1996, exercise their options. The new shares will rank for dividend as from the beginning of the financial year in which the declaration of option is effective.
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            10.   The share capital shall be conditionally increased in the
                  amount of up to 36,277,478.40 euros, divided into 14,170,890 shares. The increase in the conditional capital shall be limited to the extent to which the bearers of warrants from the 3% U.S. Dollar Bonds of 1986/2001 of BASF Finance Europe N.V. exercise their options. The new shares are entitled to dividend as from the beginning of the financial year in which the conversion is effected.

            11. The share capital of the Company shall be conditionally increased in the amount of up to 38,400,000.00 euros, divided into 15,000,000 shares. The increase in the conditional capital shall be limited to the extent to which the bearers of options granted by the Company under the authorization approved by the Annual Meeting on April 29, 1999 to members of the Board of Executive Directors and employees of the Company, and to members of the management and employees of affiliated companies as a component of success-dependent remuneration, exercise their options on the new shares. The new shares will rank for dividend as from the beginning of the financial year for which, at the time the option right is exercised, the Annual Meeting has not passed any resolution on the distribution of retained profit.

Article 4   Duration of the Company, Financial Year

            1. The duration of the Company is not limited to a definite period.

            2.    The financial year is the calendar year.
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                            CHAPTER II ORGANIZATION

            A.    BOARD OF EXECUTIVE DIRECTORS

Article 5   Composition, Rules of Procedure

            1. The Board of Executive Directors shall consist of at least two members.

            2. The Supervisory Board shall appoint the members of the Board of Executive Directors and determine the number of members. The Supervisory Board may appoint a member of the Board of Executive Directors to chairman of the Board of Executive Directors.

            3. Resolutions of the Board of Executive Directors shall be passed by a simple majority, unless the law explicitly stipulates a larger majority. In cases where resolutions are to be passed by a simple majority and there is an equality of votes the chairman shall have a second or casting vote if the Board of Executive Directors consists of more than two persons.

Article 6   Representation

      1. The Company is legally represented by two members of the Board of Executive Directors or by one member of the Board of Executive Directors together with a "Prokurist".

      2. Authorization to act and sign should be conferred on a Prokurist as a joint representation power only.
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            B.    SUPERVISORY BOARD

Article 7   Function and Responsibility

            The Supervisory Board shall exercise its function in accordance with the laws and the Articles of Association as well as with its Rules of Procedure. Its members are under equal rights and obligations, bound to act in the interests of the Company and are not subject to any orders or directions.

Article 8   Composition, Elections, Term of Office

            1. The Supervisory Board shall consist of 20 members, 10 of whom shall be elected by the Annual Meeting. Simultaneously with the members of the Supervisory Board to be elected by the Annual Meeting, substitute members may be elected who take the place of any prematurely retired members in the order fixed in the election.

            2. The electoral period shall end upon the termination of the Annual Meeting that formally discharges the Supervisory Board for the fourth financial year after the beginning of the term of office. The financial year in which the term of office begins shall not be taken into account.

            3. By-elections for retired members not followed by a substitute member shall be effective for the remainder of the term of office of the member retired.

            4.    A retiring member shall be eligible for re-election.

            5. Any member of the Supervisory Board may, upon giving one month's notice in writing, resign from office at any time. Any
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                  member elected by the Annual Meeting can, by a resolution
                  passed by a simple majority of the Annual Meeting, be removed from his office prior to the end of the term for which he or she has been elected.

Article 9 Chairmanship, Committee according to Article 27 para. 3 of the Co-determination Act

            1. The Supervisory Board shall elect a chairman and one deputy chairman. Election and removal from office shall be governed by the provisions of article 27 paras. 1 and 2 of the Co-determination Act. In the event any of these offices become vacant, a by-election shall take place. The deputy chairman shall have the rights and obligations of the chairman only if the latter is prevented from exercising such rights and fulfilling such obligations and unless otherwise provided for in the laws or the Articles of Association.

            2. Immediately after the chairman and his deputy chairman have been elected, the Supervisory Board shall appoint the committee provided for in Article 27, para. 3, sentence 1 of the Co-determination Act.

Article 10  Notices, Conduct of Business, Quorum, Voting

            1. The Supervisory Board shall establish its own rules of procedure. The notices for calling meetings, the quorum and voting shall be governed by the following provisions which may be supplemented by additional provisions in the rules of procedure.

            2. The Supervisory Board must meet twice every half calendar year. The Supervisory Board shall as a rule meet at three-month intervals. A meeting of the Supervisory Board shall furthermore be called whenever business so requires.
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            3.    The members of the Board of Executive Directors may, unless personal matters of such members are being discussed which necessitate an exception, attend meetings of the Supervisory Board in an advisory capacity.

            4. Meetings of the Supervisory Board shall be convened and the place of such meetings determined by the chairman or, if impeded, by the deputy chairman. All meetings shall be convened by at least a fortnight's notice in writing. The individual items on the agenda shall be specified so that it is possible to vote by correspondence. In urgent cases, the length of notice may be shortened.

            5. The Supervisory Board shall only constitute a quorum if, after all members have been notified of the meeting, at least one half of its total members participate in the resolution. Unless the law provides otherwise, resolutions shall be passed by a majority of votes. In the event that a member of the Supervisory Board abstains from voting he participates in the resolution; the abstention, however, shall not count as a vote cast. If a Supervisory Board vote results in an equality of votes, and a second vote on the same subject also results in an equality of votes, the chairman shall have two votes.

            6. The members of the Supervisory Board may, if prevented from attending a meeting, arrange for their written votes to be given at the meeting of the Supervisory Board by other members of the Supervisory Board. The same applies to the chairman with respect to his second vote. The chairman or, if impeded, his deputy may cause a resolution of the Supervisory Board to be passed by obtaining declarations in writing or by cable or telephone provided that such procedure shall not be objected to by any member within a reasonable period of not more than one week set by the chairman or, if impeded, his deputy.
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            7.    Announcements shall be made by the chairman or, if impeded, by his deputy on behalf of the Supervisory Board.

Article 11  Special Powers

            1. The Board of Executive Directors shall require the consent of the Supervisory Board for the following transactions by the Company if they are outside the scope of ordinary business or if they are of outstanding economical importance:

                  (a) The acquisition, disposal or mortgaging of real estate, rights similar to real estate, and rights to real estate,

                  (b) the commencement of operations in new manufacturing and commercial fields, and cessation of operations in existing manufacturing and commercial fields,

                  (c) the issuing of loans and the taking of long-term credits in the form of debentures,

                  (d) the admission of sureties, guarantees and similar liabilities,

                  (e)   the establishment and dissolution of branch agencies,

                  (f) the acquisition of interests in other companies and the disposal of such interests, provided that the acquisition or disposal price of the interest in question does not exceed 100,000,000.00 euros and it is not a reallocation within the BASF Group.

            2. The consent of the Supervisory Board required under para. 1 hereof may be given in the form of a general authorization covering certain
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                  kinds of transactions specified. Such authorizations shall give full details of the transactions contemplated and also their purpose and the period within which they shall be carried out.

Article 12  Remuneration of the Supervisory Board

            A member of the Supervisory Board shall receive, in addition to reimbursement for expenses and in addition to reimbursement of turnover tax levied on him on account of his activity, a fixed annual remuneration amounting to 5,000.00 euros; he shall furthermore receive a remuneration of 1,750.00 euros for each percent by which the dividend paid to the shareholders shall exceed four percent of the share capital; the chairman of the Supervisory Board shall receive twice that amount, a deputy chairman shall receive one and a half times that amount.

Article 13  Confidentiality

            1. The members of the Supervisory Board shall keep secret all confidential details and secrets of the Company, particularly trade or commercial secrets, disclosed to them during their activity as members of the Supervisory Board.

            2. Upon retirement, every member of the Supervisory Board shall return to the Company all confidential documents still held by him.
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            C.    ANNUAL MEETING

Article 14  Place

            Annual Meetings shall take place at the registered office of the Company or in a city of the Federal Republic located not farther than 120 km therefrom.

Article 15  Notice of Annual Meetings, Right of Attendance

            1. An Annual Meeting shall be called with at least one month's notice prior to the day by the end of which the shares are to be deposited (cf. para. 2 hereof). This shall not include the day on which the notice is served and the final day for depositing shares.

            2. The right to attend and vote at an Annual Meeting shall be restricted to those shareholders who deposit their shares during the usual hours of business at one of the depositories specified below. Depositories shall be those specified in the notice calling the Annual Meeting and also any German notary public and any bank serving as central depository for securities. Deposit shall also be deemed to have been effected at one of the above depositories if the shares have been blocked at any bank with the consent of any of the depositories named above. Deposit shall be effected not later than by the end of the eighth day prior to the date of the Meeting. In the event that that day is a Saturday, Sunday or legal holiday, deposit may be effected up to the end of the following working day.

            3. If deposit is effected with a notary public, such notary public shall issue a certificate showing the numbers of the items deposited and such certificate shall be filed with any of the other depositories not later than one day after expiry of the period of deposit.
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                  4.    The shareholders shall be furnished with receipts
                        evidencing the deposit of the shares or the filing of certificates of deposit under para. 3 hereof. Such receipts shall be made out in the name of the shareholder and specify the total of the shares deposited and shall entitle the person designated therein, or his duly accredited representative, to be admitted to the Annual Meeting.

                  5. The shares deposited and also the certificates of deposit filed shall remain in the custody of the depositories specified under paras. 2 and 3 hereof until the end of the Annual Meeting.

                  6. As long as share certificates have not been issued, attendance at the Annual Meeting and the exercise of the right to vote shall depend on the shareholders' giving notice to attend. The Board of Executive Directors shall specify details in the notice.

Article 16  Chairman of the Annual Meeting

            1. The chairman of the Supervisory Board shall preside as chairman at Annual Meetings. If he or she is absent, the members of the Supervisory Board elected by the Annual Meeting shall agree on a member selected from their ranks to take the chair. If no member of the Supervisory Board having been elected by the Annual Meeting takes the chair, the chairman of the Meeting shall be elected by the Annual Meeting.

            2. The chairman of the Meeting may determine a different sequence of the items on the agenda from the sequence announced in the agenda. He shall determine the course of the proceedings at the Annual Meeting, especially the mode, form and sequence of the voting, in accordance with legal requirements.
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Article 17  Resolutions and Elections

            1. Each share shall, at an Annual Meeting, entitle the holder to one vote.

            2. Resolutions of the Annual Meeting shall require a majority of the votes cast and, where a majority of the capital is necessary, a simple majority of the capital, unless a larger majority or further requirements are specifically stipulated by law. The Supervisory Board shall be entitled to make such alterations to the Articles involving only the wording.

               CHAPTER III FINANCIAL STATEMENTS, ANNUAL MEETING,
                                 ANNOUNCEMENTS

Article 18  Financial Statements

            1. The Board of Executive Directors shall, in the first three months of the financial year, prepare the financial statements and Management's analysis for the preceding year and promptly submit the same to the Supervisory Board and to the auditor. At the same time, the Board of Executive Directors shall submit to the Supervisory Board the proposal for the distribution of retained profits which it wishes to put to the General Meeting.

            2. The Board of Executive Directors shall, in the first five months of the financial year, prepare the Group financial statements and the Group Management's analysis for the preceding year and promptly submit the same to the Supervisory Board and to the auditor.
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Article 19  Annual Meeting

            1. An Annual Meeting shall be held within the first eight months of each financial year.

            2. The Meeting shall decide in particular on the distribution of retained profit, on the appointment of the auditor, on the discharge from responsibility of the members of the Board of Executive Directors and the Supervisory Board, on appointment of the members of the Supervisory Board, unless otherwise provided for by the law, and on the approval of the financial statements where required by the law.

Article 20  Distribution of Retained Profit

            The retained profit resulting from the financial statements after depreciation, deferred items, provisions and reserves shall be distributed among the shareholders, unless the Meeting decides otherwise.

Article 21  Announcements

            Announcements by the Company shall be made in the German Federal Gazette.